Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 6 DATED FEBRUARY 14, 2022
TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose our acquisition of certain properties;
•to disclose the transaction price for each class of our common stock as of March 1, 2022;
•to disclose the calculation of our January 31, 2022 net asset value (“NAV”) per share for all share classes; and
•to provide an update on the status of our current public offering (the "Offering").
Investment Portfolio Updates for the Month Ending January 31, 2022

The increase in NAV in January 2022 was mainly driven by the strong performance of our apartment properties. As of January 31, 2022, our portfolio consisted of 94% real estate properties, 4% real estate-related loans and securities, and the remainder in cash and cash equivalents. Our real estate properties consisted of multifamily (49%), office (23%), alternative (23%) and logistics (5%).

Recent Acquisitions

During January 2022, we completed the acquisitions of a luxury apartment building in Pittsburgh, Pennsylvania, for $90 million and 29 single-family rental properties for an aggregate purchase price of $7.5 million. Additional details on these acquisitions are below:

•We acquired 2626 South Side Flats, a 264-unit residential community located in the heart of Southside Works, one of the most desirable neighborhoods in Pittsburgh. The property benefits from a highly populated submarket and proximity to local attractions. The apartment units offer top-of-the-line features and riverfront views.

•We acquired 29 single-family rental properties located in leading markets including Nashville, Tennessee, Columbus, Ohio, and Charleston, South Carolina. As of January 31, 2022, our single-family rental portfolio consisted of 43 homes with an aggregate purchase price of $11.5 million. We continue to focus on this sector as we see significant opportunity to capitalize on the growing demand for rental homes in attractive markets across the United States.

Subsequent to month-end, we completed the acquisitions of two logistics properties, 2003 Beaver Road in Landover, Maryland, and 187 Bartram Parkway in Franklin, Indiana, for an aggregate purchase price of $40.5 million.

March 1, 2022 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2022 (and repurchases as of February 28, 2022) is as follows:

Transaction Price (per share)
Class S	$12.5735
Class I	$12.6154
Class T	$12.6154
Class D	$12.6154

The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2022. A detailed calculation of the NAV per share is set forth below.

As of January 31, 2022, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of January 31, 2022 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
January 31, 2022 NAV Per Share
NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.BrookfieldREIT.com and is made available on our toll-free, automated telephone line at (833) 625-7348. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2022 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, Class C and Class E shares of common stock, as well as partnership interests in the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of January 31, 2022:

Components of NAV	January 31, 2022
Investments in real properties	$1,287,462,325
Investments in real estate-related loans and securities	55,684,868
Investments in unconsolidated entities	101,708,310
Cash and cash equivalents	26,830,489
Restricted cash	36,194,401
Other assets	12,035,258
Debt obligations	(852,955,622)
Accrued performance participation interest	(718,808)
Accrued stockholder servicing fees(1)	(183,653)
Management fee payable	(970,930)
Dividend payable	(2,715,695)
Subscriptions received in advance	(23,585,383)
Other liabilities	(15,578,547)
Non-controlling interests in joint ventures	(16,776,243)
Net asset value	$606,430,770
Number of shares/units outstanding	47,980,264

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of January 31, 2022, we have accrued under GAAP approximately $14.9 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of January 31, 2022:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$265,353,155	$42,845,515	$25,497,618	$26,799,401	$—	$—	$245,935,081	$606,430,770
Number of shares/units outstanding	21,104,129	3,396,290	2,035,906	2,107,122	—	—	19,336,817	47,980,264
NAV Per Share/Unit as of January 31, 2022	$12.5735	$12.6154	$12.5240	$12.7185	$—	$—	$12.7185

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of January 31, 2022, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2022 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.1%	5.0%
Office	7.7%	6.7%
Logistics	6.0%	5.1%

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values	Logistics Investment Values
Discount Rate	.25% Decrease	2.3%	3.9%	3.1%
(weighted average)	.25% Increase	(2.3)%	(3.7)%	(3.3)%
Exit Capitalization Rate	.25% Decrease	4.7%	5.1%	5.7%
(weighted average)	.25% Increase	(4.1)%	(4.4)%	(5.0)%

The preceding tables do not include recently acquired properties, which are held at cost in accordance with our valuation guidelines, and our unconsolidated interest in Principal Place.

The following table provides a breakdown of the major components of our total NAV as of December 31, 2021:

Components of NAV	December 31, 2021
Investments in real properties	$1,178,327,826
Investments in real estate-related loans and securities	55,734,590
Investments in unconsolidated entities	129,671,086
Cash and cash equivalents	31,742,068
Restricted cash	39,464,579
Other assets	8,252,575
Debt obligations	(840,222,654)
Accrued performance participation interest(1)	(2,345,920)
Accrued stockholder servicing fees(2)	(170,680)
Management fee payable	(620,706)
Dividend payable	(2,171,814)
Subscriptions received in advance	(24,314,220)
Other liabilities	(22,179,977)
Non-controlling interests in joint ventures	(15,651,016)
Net asset value	$535,515,737
Number of shares/units outstanding	42,804,447

(1)	Represents the accrued distributions on the Special Limited Partner’s performance participation interest in the Operating Partnership for the period from November 3, 2021 to and including December 31, 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States ("GAAP"), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares of our common stock. As of December 31, 2021, we have accrued under GAAP approximately $14.7 million of stockholder servicing fees.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of December 31, 2021:

NAV Per Share/Unit	Class S Shares	Class I Shares	Class C Shares(1)	Class E Shares(1)	Class T Shares	Class D Shares	Third-party Operating Partnership Units(2)	Total
Net asset value	$249,581,257	$35,275,016	$20,436,286	$26,409,170	$—	$—	$203,814,008	$535,515,737
Number of shares/units outstanding	20,045,775	2,825,209	1,644,303	2,097,971	—	—	16,191,189	42,804,447
NAV Per Share/Unit as of December 31, 2021	$12.4506	$12.4858	$12.4285	$12.5880	$—	$—	$12.5880

(1)	Class C and Class E shares of our common stock are offered to investors pursuant to private offerings.
(2)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner, if any, and other Operating Partnership interests held by parties other than the Company.

As of December 31, 2021, we had not sold any Class T shares or Class D shares.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $7.5 billion in shares of common stock, consisting of up to $6.0 billion in shares in our primary offering and up to $1.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 3,051,239 shares of our common stock (consisting of 2,743,229 Class S shares and; 308,010 Class I shares; no Class T or Class D shares were issued or sold as of such date) in our primary offering for total net proceeds of $37,645,963 and (ii) 212,135 shares of our common stock (consisting of 192,421 Class S shares and 19,714 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $2,572,233. We intend to continue selling shares in the Offering on a monthly basis.